07006858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town & Country Road, Suite 530
(No. and Street)

Orange, California, 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darol K. Paulsen, President 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATES COUGHTRY REISS LLP
(Name – *if individual, state last, first, middle name*)

2600 Nutwood Ave., Suite 200 Fullerton, California 92831
(Address) (City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 9 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAROL K. PAULSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROWN CAPITAL SECURITIES, L.P., as of MARCH 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA YVETTE MENESES
Commission # 1632606
Notary Public - California
San Bernardino County
My Comm. Expires Dec 22, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- Exempt ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Exempt ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- Exempt ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

March 27, 2007

Ms. Peggy O'Reilly, Compliance Examiner
NASD - Los Angeles District Office
300 South Grande Avenue, Ste. 1600
Los Angeles, CA 90071-3126

Dear Ms. O'Reilly,

We acknowledge and are responding to the attached NASD correspondence dated March 19, 2007 that requests a resubmission of Crown Capital Securities, L.P. year ended December 31, 2006 annual filing of audited financial statements. Please refer to pages 13-14 of the enclosed filing for the report on internal control pursuant to SEC Rule 17a5(d) and in accordance with the May 2006 revision of the AICPA standard report effective for periods ending on or after December 15, 2006.

We trust that the enclosed resubmitted annual report with the form X-17A-5 meets the requirement pursuant to U.S Securities and Exchange Commission (SEC) Rule 17a-5(d). Also, as requested, copies will be sent via certified mail to the appropriate SEC offices prior to the April 2, 2007 requested response date. Please call me if you have any questions (714) 871-2422.

Sincerely,

David L. Bates, CPA
Managing Partner

DLB:LL/cj

2600 Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

March 19, 2007

NASD

Darol K. Paulsen, President
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

Dear Mr. Paulsen:

This acknowledges receipt of the firm's December 31, 2006, annual fling of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- The statement on internal controls does not appear to be consistent with AICPA Auditing Standards. (Copy attached)

Based on the above, the filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part II Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 2, 2007. If you have any questions, please contact Peggy O'Reilly, Compliance Examiner, at 213-613-2637.

Sincerely,

Lusana Gee
Supervisor

Enclosure

cc: SEC, Cindy Wong, Assistant Regional Director
5670 Wilshire Boulevard, 11th floor
Los Angeles, CA 90036-3468

Bates Coughtry Reiss LLP
2600 Nutwood Ave., Suite 200
Fullerton, CA 92831-3105

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2006

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

INDEPENDENT AUDITORS' REPORT

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have audited the balance sheet of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2006 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2006, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and the S.E.C. compliance letter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bates Coughtry Reiss LLP

Fullerton, California
February 21, 2007

2600 Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS:	
Cash	$ 4,119,580
Accounts receivable	1,901,289
Prepaid insurance	92,520
Total current assets	6,113,389
OTHER ASSETS:	
Loans receivable	11,122
Deposit - Pershing	50,000
Deposit - Other	3,410
Total assets	$ 6,177,921

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 2,233,328
Conference deposits	175,893
Accrued expenses	89,026
Total liabilities	2,498,247
COMMITMENTS	-
PARTNERS' CAPITAL	3,679,674
Total liabilities and partners' capital	$ 6,177,921

See Auditors Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUE:	
Variable Annuities	$ 10,815,287
Mutual Funds	7,352,758
RIA	6,742,632
Securities	2,042,252
Variable Life	446,467
Limited Partnerships	7,427,403
Tax Sheltered Annuities	490,075
Insurance	4,945
Interest Income	16,238
Marketing Fees	346,434
Miscellaneous	29,287
Reimbursements	755,203
Total Revenue	36,468,981
EXPENSES:	
Automobile Expenses	13,285
Advertising, Printing, & Postage	175,376
Commission Expense	31,224,325
Contract Service Fees - Personnel	1,493,822
Contract Service Fees - Facilities & Equipment	233,849
Conferences and Seminars	2,813
Computer Services	69,581
Computer Image Processing	48,946
Dues and Subscriptions	195,387
Insurance	563,962
Interest	15,977
Meals & Entertainment	102,597
Office Supplies and Expenses	38,121
Professional Fees	377,632
Tax, License and Permits	186,064
Tax, Franchise Tax Board	800
Miscellaneous Expenses	2,964
Settlements	98,385
Total Expenses	34,843,886
NET INCOME	$ 1,625,095

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2006

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 1,706,409	$ 1,311,003	$ 3,017,412
Net Income	1,094,176	530,919	1,625,095
Distributions to Partners	(648,275)	(314,558)	(962,833)
Ending Balance at December 31, 2006	$ 2,152,310	$ 1,527,364	$ 3,679,674

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 1,625,095
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of loan receivable commission	$ 6,395	
Changes in operating assets and liabilities:		
Increase in accounts receivable	(127,531)	
Decrease in prepaid expenses	1,092	
Increase in deposits	(24,425)	
Decrease in commissions payable	(158,431)	
Decrease in conference deposits	(113,447)	
Decrease in accrued expenses	(172,216)	
Total adjustments		(588,563)
Net cash provided by operating activities		1,036,532
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash distributions to partners	(962,833)	
Net cash used for financing activities		(962,833)
Net Increase in Cash and Cash Equivalents		73,699
Cash and Cash Equivalents at Beginning of Year		4,045,881
Cash and Cash Equivalents at End of Year		$ 4,119,580

See Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 for the purpose of operating as a registered broker/dealer and investment advisor, and providing investment services.

Effective June 1, 1999, the Partnership purchased the broker/dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2006 the Partnership is registered in fifty states and Washington, D.C.

B. The Partnership has entered into an agreement with Consolidated Brokerage Services, Inc. (CBS) (a California corporation), where Consolidated Brokerage Services, Inc. performs various services for the Partnership, and in return the Partnership pays a monthly fee to Consolidated Brokerage Services, Inc. (Note 5)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed accounts receivable and believes all receivables on December 31, 2006 are collectible. As such, no allowance for bad debts has been included in the statements. Approximately $237,118 of the accounts receivable are held in various brokerage escrow accounts with Pershing LLC.

E. Commissions are reflected as income when earned and commissions due to salesmen are recorded as expense when incurred.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2006 is $113,680.

G. All material tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – LOANS RECEIVABLE

The Partnership has loans receivable from three registered representatives in the sum of $7,248, $2,208 and $1,666 bearing interest at seven percent $7% per annum as of December 31, 2006. The loans are forgivable in annual amounts of $3,624, $1,104 and $1,667, respectively, over a remaining registration service commitment ranging from 1 to 2 years. Each agreement has a provision that if there is a termination of services the outstanding principal and any accrued interest becomes receivable upon demand. All forgiven amounts shall constitute income to the representative, respectively, in the year which it is forgiven, and an operating expense of the Partnership.

NOTE 3 – CONFERENCE DEPOSITS

The deposits at December 31, 2006 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs in 2007.

NOTE 4 – CONTINGENT LIABILITY

The Company acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Company may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Company to date has been insignificant.

NOTE 5 – OPERATING LEASES

The long-term operating leases for office space in Orange, California and various office equipment are sub-leased from a related party entity, Consolidated Brokerage Services, Inc.

The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2007 - $72,445.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various services of the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2006, the Partnership paid Consolidated Brokerage Services, Inc. $2,269,762 for services and general operating expenses incurred pursuant to the service agreement.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs in connection with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2006, the Partnership paid CCIA $11,600 as reimbursement for expenses.

NOTE 7 – PURCHASE OF BROKER/DEALER LICENSE

Effective June 1, 1999 Crown Capital Securities, L.P. purchased the broker/dealer license of Eric Equities, Inc. At June 1, 1999 all Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer.

NOTE 8 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 15,977
Income Tax	$ 1,025

Supplemental schedule of noncash investing and financing activities: none.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Trade Accounts Receivable

Most of the Partnership's business activity, selling various types of securities and investments, is done through investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its cash account in one financial institution located in Irvine, California. Balances at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Partnership's uninsured cash balance totaled $4,066,047 as of December 31, 2006.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $3,361,976 which was $3,195,426 in excess of its required net capital of $166,550. The Company's liabilities to net capital ratio was .74 to 1.

See Auditors' Report.

NOTE 11 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2006 the Partnership is involved in four NASD dispute resolution cases subject to arbitration of which two disputes are multiparty claims. The Partnership intends to vigorously defend itself against the claims submitted by the investors. However, at this time it is not possible to predict the outcome of this matter, nor is it possible to estimate the amount or range of potential loss to the Partnership. In aggregate, the plaintiffs seek compensatory damages in excess of $550,000 plus punitive damages and attorney costs. During the year the Partnership paid various settlement claims totaling $98,385 in excess of their insurance coverage.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 3,679,674
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,679,674
Less nonallowable assets:		
Accounts receivable	$ 180,632	
Loans receivable	11,122	
Prepaid insurance	92,520	
Deposits – other	3,410	
Total nonallowable		287,684
Less other deductions:		
Fidelity bond deductible		30,014
Net capital		$ 3,361,976

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation nor reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2006	$ 3,684,839	$ 317,740	$ 3,367,099
Audit Adjustments:			
Net Income:			
Office & Other Expenses	(1,287)	-	(1,287)
Settlements	(44,437)	-	(44,437)
Legal & Professional fees	40,559	-	40,559
Assets:			
Commissions Receivable (N/A)	-	-	-
Prepaid Insurance	-	-	-
Deposits-Other	-	-	-
Other Reductions:			
Fidelity Bond Provision	-	(42)	42
Net Capital, 12/31/06	$ 3,679,674	$ 317,698	$ 3,361,976

See Auditors' Report.

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowiez*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have examined the answers to the financial questionnaire Form X-17A-5 Part IIA of Crown Capital Securities, L.P. as of December 31, 2006 and have recomputed and reconciled portions thereof as reported on the separate supplementary schedules I and V and did not find any existing material differences.

This supplementary letter, which contains comments not considered necessary for a fair presentation of the financial statements or for the schedules and other data and information included in Form X-17A-5 Part III, is being furnished as a summary of the compliance with the audit requirements of the Securities and Exchange Commission.

Our consideration of the Limited Partnership's internal control over financial reporting can be found in the separate internal control report issued pursuant to SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC rule 15c3-3.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Bates Coughtry Reiss LLP

Fullerton, CA
March 23, 2007

2600 Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

To The Management of
Crown Capital Securities, L.P.
725 Town and Country Road, Suite 530
Orange, CA 92868

In planning and performing our audit of the financial statements and supplemental schedules of Crown Capital Securities, L.P. (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely

2600 Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bates Coughtry Reiss LLP

Bates Coughtry Reiss LLP
Fullerton, California
March 23, 2007

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